Exhibit 1

ADB Systems International Ltd. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 Website: www.adbsys.com (TSX: ADY; OTCBB: ADBYF)

For Immediate Release

ADB JOINT VENTURE SIGNS COOPERATION AGREEMENT
Enables appraisal association to promote industry standards

Toronto, ON - December 2, 2005 - ADB Systems International (TSX: ADY; OTCBB: ADBYF), a global provider of asset lifecycle management solutions, announced today that through its joint venture, GE’s Asset Manager, it has signed a cooperation agreement with the National Auctioneers Association (NAA), the largest international association of its kind.

Committed to promoting excellence within the appraisal profession, the NAA will provide its members with access to a private-branded version of GE’s Asset Appraiser, a web-based application developed by ADB Systems. This technology will allow appraisers to accelerate the appraisal development process, gain instant access to ongoing project details from anywhere in the world, and store asset data in a secure repository for future reference, retrieval and analysis.

“Introducing appraisal management technology reinforces the NAA’s commitment to innovative technology, and is a major step forward for the appraisal industry and our customers,” said Dr. Harlan Rimmerman, NAA Director of Education. “This initiative supports our efforts to ensure compliance with the Uniform Standards of Professional Appraisal Practice, and addresses our members’ needs for continually improved process efficiency and customer satisfaction.”

GE’s Asset Manager is a joint venture between GE Commercial Finance, Commercial Equipment Financing and ADB Systems International Ltd. that combines GE’s equipment financing and asset management expertise with ADB’s experience in providing mission critical technology solutions for asset lifecycle management.

“Knowing the value of capital equipment is a critical element of the asset management process,” said Jeff Lymburner, CEO of ADB Systems. “The NAA is taking a leadership position, which we believe will be emulated by other leading industry groups, in ensuring that appraisers are equipped with the latest technological advances to efficiently fulfill their customers’ requirements.”

About the NAA
With more than 6,200 members from throughout the world, the National Auctioneers Association is the largest association of its kind dedicated to promoting the auction method of marketing and enhancing the professionalism of its members. Member benefits range from federal legislative representation to comprehensive continuing education programs. For more information on the NAA and its programs, log on to www.auctioneers.org.

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ADB’s joint venture signs agreement/2

About ADB Systems International Ltd.
ADB Systems International delivers asset lifecycle management solutions that help organizations source, manage and sell assets for maximum value. ADB works with a growing number of customers and partners in a variety of sectors including oil and gas, government, healthcare, manufacturing and financial services. Current customers include BP, GE Commercial Equipment Financing, Halliburton Energy Resources, the National Health Service, permanent TSB, Talisman Energy, and Vesta Insurance.

Through its wholly owned subsidiary, ADB Systems USA Inc., ADB owns a 50 percent interest in GE’s Asset Manager, a joint business venture with GE. ADB has offices in Toronto (Canada), Stavanger (Norway), Tampa (U.S.), Dublin (Ireland), and London (U.K.). The company's shares trade on both the Toronto Stock Exchange (TSX: ADY) and the OTC Bulletin Board (OTCBB: ADBYF).

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At ADB Systems International Ltd.
Joe Racanelli, Chief Marketing Officer
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@adbsys.com